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Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income before provision for income taxes	$82	$31,803	$23,270	$82,977	$150,739
Less/add: Equity in net earnings (loss) of unconsolidated businesses	10,466	3,974	1,574	(209)	(698)
Add: Fixed charges	30,843	15,662	14,911	21,112	10,842
Add: Distributed income of unconsolidated businesses	11,590	4,427	2,826	905	—

Total earnings before income taxes and fixed charges	$32,049	$47,918	$39,433	$105,203	$162,279

Fixed charges:
Interest on borrowings	$25,759	$11,063	$10,540	$14,334	$7,076
Interest component of rent expense(1)	5,084	4,599	4,371	6,778	3,766

Total fixed charges	$30,843	$15,662	$14,911	$21,112	$10,842

Ratio of earnings to fixed charges	1.0x	3.1x	2.6x	5.0x	15.0x

(1)
Amount represents those portions of rent expense that are reasonable approximations of interest costs.

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  Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (In thousands, except ratios)